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                               November 24, 2020

       Scott LaPorta
       Chief Executive Officer
       Sugarfina Corp
       1700 E Walnut Ave., Suite 500
       El Segundo, CA 90245

                                                        Re: Sugarfina Corp
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 16,
2020
                                                            File No. 024-11352

       Dear Mr. LaPorta:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A Filed November 16,
2020

       Summary, page 7

   1. Please tell us whether you had a unit/share split in conjunction with your conversion from a LLC to a C
corporation or at some other point in time after June 27, 2020. If so, revise your disclosures
thoroughout the filing to (a) state the terms of the unit/share split and (b)
                                                        retrospectively present
all unit/share amounts and per unit/share amounts disclosed for the successor.
 Scott LaPorta
FirstName  LastNameScott LaPorta
Sugarfina Corp
Comapany 24,
November   NameSugarfina
              2020        Corp
November
Page  2   24, 2020 Page 2
FirstName LastName
Plan of Distribution, page 58

2. We note your response to prior comment 2. Please explain the "Reserve Now" function on your StartEngine page and how it may be used by prospective investors prior to qualification. In this regard, we note that it appears that $7,000 has been reserved as of
         November 19, 2020.
       You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Jeanne Campanelli, Esq.